UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

MATTERSIGHT CORPORATION

(Name of Subject Company)

NICE ACQUISITION SUB, INC.
(Offeror)
A Wholly-Owned Subsidiary of

NICE SYSTEMS, INC.
(Offeror)
A Wholly-Owned Subsidiary of

NICE LTD.
(Offeror)
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
7% SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

Common Stock: 577097108

(CUSIP Number of Class of Securities)

Tali Mirsky
General Counsel
NICE Ltd.
13 Zarchin Street, P.O. Box 690
Ra’anana 4310602
Israel
+972-9-7753522

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenneth Henderson, Esq.
James Attonito, Esq.
Taavi Annus, Esq.
Bryan Cave Leighton Paisner LLP
1290 Avenue of the Americas
New York, NY 10104

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$103,239,713.14	$12,853.34

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 32,234,448 outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Mattersight Corporation, a Delaware corporation (“Mattersight” or the “Company”), which number includes all Common Shares subject to restricted stock awards of the Company that have vested or are expected to vest, but excludes treasury shares, multiplied by the offer price of $2.70 per Common Share, (ii) 1,637,786 outstanding shares of 7% Series B Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares”, and together with the Common Shares, the “Mattersight Shares”), of Mattersight, multiplied by the offer price of $7.80 per Preferred Share plus $3,422,972.74, representing the estimated accrued but unpaid dividends on the Preferred Shares, and (iii) 60,000 Common Shares issuable pursuant to outstanding Mattersight stock options with an exercise price less than the offer price of $2.70 per Common Share, multiplied by $0.15, which is the offer price of $2.70 per Common Share minus the weighted average exercise price for such options of $2.55 per Common Share. The calculation of the filing fee is based on information provided by Mattersight as of May 7, 2018.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.00012450.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,853.34	Filing Party: NICE Acquisition Sub, Inc., NICE Systems, Inc., and NICE Ltd.

Form or Registration No.: Schedule TO	Date Filed: May 10, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by NICE Ltd. (“NICE”), a company organized under the laws of the State of Israel, NICE Systems, Inc. (“Parent”), a Delaware corporation and wholly-owned subsidiary of NICE, and NICE Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Parent, with the U.S. Securities and Exchange Commission on May 10, 2018 (the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for (i) all of the outstanding shares of common stock, par value $0.01 per share (“Common Shares”), of Mattersight Corporation (“Mattersight” or the “Company”), a Delaware corporation, at a price of  $2.70 per share, net to the seller in cash, without interest thereon, and less any applicable withholding taxes, and (ii) all of the outstanding shares of 7% Series B Convertible Preferred Stock, par value $0.01 per share (together with the Common Shares, the “Mattersight Shares”) of Mattersight, at a price of  $7.80 per share, plus accrued and unpaid dividends payable thereon, if any, net to the seller in cash, without interest thereon, and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated May 10, 2018 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal, a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11.	Additional Information.

The information set forth under “Have any Mattersight stockholders entered into agreements with Parent or any of its affiliates requiring them to tender their Mattersight Shares?” on page 6 of the Summary Term Sheet is hereby amended by deleting the second paragraph of such subsection and replacing such paragraph with the following paragraph:

“Mattersight Shares held by the signatories to the Support Agreements that are eligible to be tendered into the Offer represent, in the aggregate, approximately twenty-three percent (23%) of the Mattersight Shares issued and outstanding as of May 7, 2018 (excluding shares held by Mattersight as treasury shares).”

The information set forth in the “INTRODUCTION” on page 13 of the Offer to Purchase is hereby amended by deleting the ninth paragraph of such subsection and replacing such paragraph with the following paragraph:

“Mattersight Shares held by the signatories to the Support Agreements that are eligible to be tendered into the Offer represent, in the aggregate, approximately twenty-three percent (23%) of the Mattersight Shares issued and outstanding as of May 7, 2018 (excluding shares held by Mattersight as treasury shares).”

The information set forth in Section 11 — “The Merger Agreement; Other Agreements. — Tender and Support Agreement” on page 51 of the Offer to Purchase is hereby amended by deleting the second paragraph of such subsection and replacing such paragraph with the following paragraph:

“In connection with the execution of the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements with each director and executive officer of the Company, and certain stockholders of the Company (collectively, the “Supporting Stockholders”), who collectively own approximately twenty-three percent (23%) of the Mattersight Shares issued and outstanding as of May 7, 2018 (excluding shares held by Mattersight as treasury shares).”

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals— Compliance with the HSR Act” on page 56 of the Offer to Purchase is hereby amended by deleting the second and third paragraphs of such subsection and replacing such paragraphs with the following paragraphs:

“Under the HSR Act, our purchase of Mattersight Shares under the terms of the Offer may not be completed until the expiration of the initial HSR waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated. The initial waiting period began when Parent filed such Premerger Notification and Report Forms on April 27, 2018 and would have expired at 11:59 p.m. on May 14, 2018. However, Parent withdrew its Premerger Notification filing on May 14, 2018 and refiled on May 16, 2018. The initial HSR waiting period will now expire on May 31, 2018. If, within the initial HSR waiting period, the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Mattersight is required to (and did) file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Mattersight’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Mattersight from the Antitrust Division will extend the waiting period with respect to the purchase of Mattersight Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Mattersight Shares at the time of the Merger (which we expect to be the case if the Offer is consummated, given the Minimum Condition) or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The Antitrust Division is reviewing the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Mattersight. At any time before or after Purchaser’s acceptance for payment of Mattersight Shares pursuant to the Offer, if the Antitrust Division believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the Antitrust Division has the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Mattersight Shares have already been acquired, requiring disposition of such Mattersight Shares, or the divestiture of substantial assets of Parent, Purchaser, Mattersight or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 11 — “The Merger Agreement; Other Agreements — Efforts to Consummate the Offer and the Merger; Regulatory Approvals” and Section 15 — “Conditions of the Offer.””

The information set forth in Section 16 —“Certain Legal Matters; Regulatory Approvals” on page 58 of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end of such Section:

“Certain Litigation. On May 16, 2018, a purported stockholder of Mattersight commenced a putative class action lawsuit captioned Michael E. Shade v. Mattersight Corporation, et al. in the U.S. District Court for the District of Delaware (the “Stockholder Action”). The complaint names as defendants Mattersight and the members of the Mattersight Board of Directors. The complaint alleges violations of Sections 14(d), 14(e), and 20(a) of the Exchange Act in connection with the Schedule 14D-9 filed by Mattersight with the Securities and Exchange Commission on May 10, 2018 (the “Schedule 14D-9”). Specifically, the complaint asserts that the Schedule 14D-9 omits or misrepresents material information regarding certain aspects of Mattersight’s financial projections, certain data and inputs underlying the analyses performed by Union Square, and Mattersight insiders’ potential conflicts of interest. As relief, the complaint requests an order enjoining the defendants from closing the Offer or taking any steps to consummate the Merger until additional disclosures have been made. If the Merger is consummated, the complaint seeks to rescind it or recover damages. The complaint also seeks to recover the plaintiff’s costs, including attorneys’ fees and expenses.

Mattersight believes the Stockholder Action lacks merit, and intends to vigorously defend the Stockholder Action. Additional lawsuits arising out of or relating to the Merger Agreement and the transactions contemplated thereby may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, we will not necessarily disclose such additional filings.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2018

NICE ACQUISITION SUB, INC.

By:	/s/ Jeff Levenberg
Name: Jeff Levenberg
Title: Secretary and Director

NICE SYSTEMS, INC.

By:	/s/ Jeff Levenberg
Name: Jeff Levenberg
Title: Secretary and Director

NICE LTD.

By:	/s/ Tali Mirsky
Name: Tali Mirsky
Title: Corporate VP, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 10, 2018.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release issued by NICE Ltd., dated April 26, 2018 (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by NICE Ltd. with the Securities and Exchange Commission on April 26, 2018).*

(a)(1)(H)	Summary Advertisement as published in The New York Times on May 10, 2018.*

(d)(1)	Agreement and Plan of Merger by and among NICE Systems, Inc., NICE Acquisition Sub, Inc., Mattersight Corporation, and, solely for purposes of Section 8.16 thereof, NICE Ltd., dated as of April 25, 2018 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mattersight Corporation with the Securities and Exchange Commission on April 26, 2018).*

(d)(2)	Non-Disclosure Agreement, dated February 8, 2018, by and between NICE Systems, Inc. and Mattersight Corporation.*

(d)(3)	Exclusivity Agreement, dated March 17, 2018, by and between Mattersight Corporation and NICE Ltd.*

(d)(4)	Form of Tender and Support Agreement, by and among NICE Systems, Inc., NICE Acquisition Sub, Inc. and certain directors, executive officers, and other stockholders of Mattersight Corporation, dated as of April 25, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Mattersight Corporation with the Securities and Exchange Commission on April 26, 2018).*

(d)(5)	Amendment to Employment Agreement, dated April 25, 2018, between Mattersight Corporation, NICE Systems, Inc. and David Gustafson (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Mattersight Corporation with the Securities and Exchange Commission on April 26, 2018).*

(g)	None.

(h)	None.

*	Previously filed.